
August 11, 2010

Brian L. Klemsz
Chief Executive Officer
Westmountain Distressed Debt, Inc.
123 North College Ave, Suite 200,
Fort Collins, Colorado 80524

> **Re:** **Westmountain Alternative Energy, Inc.**
> **Form 8-K, Item 4.01**
> **Filed July 29, 2010**
> **File No. 000-53029**

Dear Mr. Klemsz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K, Item 4.01

1.   Your disclosure should state whether in connection with audits of the two most recent years through the date of resignation or discharge there were any disagreements with the former accountant on any matter which, if not resolved to the satisfaction of the accountant, would have caused the accountant to make reference in its report to the matter. Among other items specified in S-K 304(a)(1)(iv), the filing should describe the subject matter of any such disagreement. Disagreements required to be reported include both those resolved to the satisfaction of the accountant and those not resolved to the satisfaction of the accountant.

2.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3472 with any questions.

Sincerely,

Yolanda Crittendon
Staff Accountant